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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NEWS RELEASE

Investor relations contact: Anthony Chan	Email address: shareholder@namtai.com
Address: Unit 5811-12, 58/F, The Center	Website: www.namtai.com
99 Queen’s Road Cental, Central, Hong Kong
Tel No.: (852) 2341 0273 Fax No.: (852) 2263 1223
NAM TAI ELECTRONICS, INC. UPDATES CORPORATE DEVELOPMENTS
Hong Kong, PRC – April 16, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced the following corporate updates:
1. Changes of PRC headquarters and Investor relations contact
Nam Tai closed its Macao office on April 1, 2009. Accordingly, the Company’s PRC headquarters and investor relations contact information has been changed with immediate effect as follows:
PRC headquarters

Address:	Gushu Industrial Estate, Xixiang,
Baoan, Shenzhen, People’s Republic of China
Tel No.:	(86 755) 2749 0666
Fax No.:	(86 755) 2747 1549
Investor relations contact:

Contact person:	Mr. Anthony Chan, Vice Chief Financial Officer
Address:	Unit 5811-12, 58/F, The Center
99 Queen’s Road Central, Central, Hong Kong
Tel No.:	(852) 2341 0273
Fax No.:	(852) 2263 1223
Email address: The Investor relations email address remains as shareholder@namtai.com
2. Results of the conditional cash offer to privatize NTEEP
The results of the Company’s previously announced conditional cash offer to privatize Nam Tai Electronic & Electrical Products Limited (“NTEEP”), which is listed on Hong Kong Stock Exchange are as follows:
As of April 6, 2009, the Company had received valid acceptances in respect of 195,899,531 shares of NTEEP held by NTEEP’s minority shareholders, representing approximately 88.46% of the public float shares of NTEEP. Since the Company was not able to acquire 90% of NTEEP’s public float shares, the condition of the offer was not satisfied and therefore the proposed privatization of NTEEP was unsuccessful. As a result, NTEEP will continue to maintain its listing status on the Hong Kong Stock Exchange. For details of the results, please refer to the relevant announcements which may be accessed through NTEEP’s website at http://www.namtaieep.com.
3. Change of Independent Auditor
The Company solicited proposals from accounting firms and conducted an evaluation process in connection with the selection of the Company’s independent auditor for the year ending December 31, 2009.
Following this process, on April 15, 2009, the Company’s Board of Directors, upon recommendation of the Audit Committee, determined to replace Deloitte Touche Tohmatsu as independent auditor for the

Company’s year ending December 31, 2009 and appointed Moore Stephens to serve as the Company’s independent auditor for 2009.
4. Schedule for Release of Results for First Quarter of 2009
The Company announced that it will release its unaudited first quarter results for the period ended March 31, 2009 on Monday, May 11, 2009 at 8:00 a.m. Eastern Time.
5. Update on Delivery of Form 20-F and Mailing of Proxy Materials for 2009 Shareholders’ Meeting
The Company has reconsidered its plan (as announced on March 13, 2009) to mail a paper copy of its 2008 Annual Report on Form 20-F at the time it sends to shareholders entitled vote at its upcoming 2009 Annual Meeting of Shareholders the formal Notice and the Proxy Statement for that meeting. Nam Tai no longer plans to include a paper copy of its 2008 Annual Report on Form 20-F with its Notice and the Proxy Statement for its 2009 Annual Meeting of Shareholders. Since the filing of its Annual Report on Form 20-F for the year ended December 31, 2008 with the SEC on March 13, 2009, that Report has been available from the Company’s website at http://www.namtai.com/annual/08form20f.pdf. Nam Tai will continue to deliver within a reasonable time after request a paper copy of its 2008 Annual Report, including its complete audited financial statements, free of charge, to any shareholder upon request. To request a paper copy, please contact the Company by e-mail at shareholder@namtai.com or by written request to Unit 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, Re: 2008 Annual Report on Form 20-F.
The Company anticipates mailing on or about May 4, 2009 its proxy materials for its 2009 Annual Meeting of Shareholders scheduled for Friday, June 5, 2009 at the Pan Pacific Vancouver Hotel, 300-999 Canada Place, Vancouver BC, V6C 3B5, Canada.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth1 wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
     Nam Tai’s business operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company in which Nam Tai currently owns slightly less than 75 percent of NTEEP’s outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may be accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date April 24, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer